February 3, 2025

James V. Caruso
Chief Executive Officer
Cellectar Biosciences, Inc.
100 Campus Drive
Florham Park, NJ 07932

        Re: Cellectar Biosciences, Inc.
            Registration Statement on Form S-1
            Filed January 29, 2025
            File No. 333-284580
Dear James V. Caruso:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Kostian Ciko, Esq.